Law Department
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Ronald R. Bessette
Senior Counsel
Phone: 603-229-6140
Ronald.Bessette@LFG.com

VIA FEDERAL EXPRESS

August 3, 2010

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:      The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

This letter replaces the template request dated May 21, 2010.

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“LNL”) and Lincoln Life & Annuity Company of New York (together with LNL, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.

LNL filed, on May 21, 2010, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln Life Variable Annuity Account N, File No. 333-36316 (the “Template Filing”).

In connection with this request, the Companies confirm that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; each Replicate Filing will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•
Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	No Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing will introduce a new version of the Guaranteed Income Benefit (version 4) which will be the only Guaranteed Income Benefit available for election according to the following schedule:  September 13, 2010 for Replicate Filings under Lincoln Life & Annuity Variable Annuity Account H and Lincoln New York Account N for Variable Annuities; November 15, 2010 for Replicate Filings under Lincoln National Variable Annuity Account C, Lincoln National Variable Annuity Account E, Lincoln National Variable Annuity Account H and Lincoln Life Variable Annuity Account N.

The Guaranteed Income Benefit (version 4) provides for the following:

1.
The initial amount of the Guaranteed Income Benefit will be calculated using a percentage that is based on the age of the contractowner. For example, a younger contractowner will have a lower Guaranteed Income Benefit than an older contractowner.

2.	As in prior version 3, the Guaranteed Income Benefit (version 4) will automatically step up on an annual basis.
3.
The annual step-up under Guaranteed Income Benefit (version 4) occurs during a 1-year step-up period, which means that the charge has the potential to change every year. The charge would change less frequently under Guaranteed Income Benefit (version 3) because it has a 5-year step-up period.

4.	The minimum Access Period required for Guaranteed Income Benefit (version 4) will be the longer of 20 years or the difference between the contractowner’s age (nearest birthday) and age 90.
5.	The maximum issue will be age 80 for non-qualified contracts and age 95 for qualified contracts.
6.	The charge for Guaranteed Income Benefit (version 4) will be 0.60% (as a daily percentage of average account value).

The only difference between the Template Filing and the Replicate Filings is the anticipated roll-out date, discussed above.

The Companies propose to add the above disclosure to the next amendment to the following Replicate Filings:

Lincoln National Variable Annuity Account C
• File No. 033-25990
• File No. 333-68842
Lincoln National Variable Annuity Account E
•	File No. 033-26032
Lincoln National Variable Annuity Account H
•	File No. 333-18419
•	File No. 033-27783
•	File No. 333-35780
•	File No. 333-35784
•	File No. 333-61592
•	File No. 333-63505
•	File No. 333-135219
Lincoln Life Variable Annuity Account N
        • File No. 333-40937
• File No. 333-36304
• File No. 333-61554
• File No. 333-149434
• File No. 333-135039
• File No. 333-138190
Lincoln Life & Annuity Variable Annuity Account H
•	File No. 333-141756
•	File No. 333-141758
•	File No. 333-141761
•	File No. 333-141754
•	File No. 333-141763
•	File No. 333-141766
Lincoln New York Account N for Variable Annuities
•	File No. 333-141752
•	File No. 333-141757
•	File No. 333-141759
•	File No. 333-141760
•	File No. 333-141762
•	File No. 333-145531

*    *    *

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (603) 229-6140.  Thank you for your assistance with and attention to this matter.

Sincerely,

Ronald R. Bessette
Senior Counsel

c:           Ellen Sazzman, Esq.